Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Facebook, Inc.

Name of persons relying on exemption:

•	Illinois State Treasurer
•	New York City Comptroller
•	Trillium Asset Management
•	Treasurer of the Commonwealth of Pennsylvania
•	Rhode Island General Treasurer
•	As You Sow
•	Connecticut State Treasurer

Address of person relying on exemption:

•	Illinois State Treasurer, James R. Thompson Center – 100 W. Randolph (15-600), Chicago IL 60601
•	New York City Comptroller, 1 Centre Street, 5th Floor North, New York, NY 10007
•	Trillium Asset Management, Two Financial Center, 60 South St., Boston, MA 02111
•	Treasurer of the Commonwealth of Pennsylvania, 121 Finance Building, Harrisburg, PA 17120
•	Rhode Island General Treasurer, 82 Smith Street, Providence, RI 02903
•	As You Sow, 2150 Kittredge St., Berkeley, CA 94704
•	Connecticut State Treasurer, 55 Elm Street, Hartford, CT 06106

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Fact Sheet for Facebook 2020 Annual Meeting

Shareholder Proposal on Independent Board Chair

Summary:

The Wall Street Journal April 28th article about Mark Zuckerberg’s dramatic reshuffling1 of the Facebook board supports the state treasurers’ and other investors’ call for an independent board chair. On May 27th, a supermajority of Facebook’s outside shareholders are expected to vote in favor of an independent board chair for Facebook.

Over the last few months, Mark Zuckerberg has built a bubble around himself while making Facebook’s biggest investment in India, heightening tensions with the Democrats, escalating state investigations, and continuing concerns about its negative social impacts.

•	When: May 27, 2020 at 10:00 am Pacific Time (1:00 pm Eastern Time)
•	Where: Virtual Annual Meeting at www.virtualshareholdermeeting.com/FB2020
•	What: Proposal #5 - Stockholder Proposal Regarding an Independent Board Chair

Essential points:

1.	Only 33% of Facebook’s board will be genuinely and completely independent.
2.	Exiting board members have reportedly described a dysfunctional board.
3.	Ongoing controversies signal a need for a leadership change.
4.	State treasurers and other shareholder statements in support of an independent board chair

1. Only 33% of Facebook’s Board will be Genuinely and Completely Independent.

After Facebook’s 2020 AGM, its board will have 9 members. Two are executives, CEO Zuckerberg and COO Sheryl Sandberg, and are not independent. Four other board members – Peggy Alford, Marc Andreessen, Andrew Houston, and Peter Thiel – have relationships with Mr. Zuckerberg and/or a history, which casts serious doubt for investors about their objectivity in the boardroom.

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1 https://www.wsj.com/articles/mark-zuckerberg-asserts-control-of-facebook-pushing-aside-dissenters-11588106984

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2. Exiting Board Members have Reportedly Described a Dysfunctional Board.

Susan Desmond-Hellman. The recently departed lead independent director “conveyed to some people that she left Facebook in part because she didn’t think the board was operating properly, and that Facebook management wasn’t considering board feedback.”

Kenneth Chenault. Exiting board member and former CEO of American Express “grew frustrated that the CEO wasn’t taking his advice, according to a person familiar with the matter. Along with some of the other independent board members, Mr. Chenault pushed the company to do more regarding its role in elections.”

Jeffrey D. Zients. Exiting board member and a former economic adviser to President Obama, was “unhappy for months with executive management and how the company handled misinformation.”

“Mr. Chenault and [Mr.] Zients had spearheaded a group of independent directors who last year started holding separate meetings, worried their perspectives were being dismissed as Facebook faced regulatory woes, people familiar with the matter said.”2

3. Ongoing Controversies Signal a Need for a Leadership Change.

Open hostility from elected and political leadership

Presumptive Democratic Presidential Nominee Joe Biden said in January, "I've never been a fan of Facebook… I've never been a big Zuckerberg fan. I think he's a real problem.”3

House Speaker Nancy Pelosi accused Facebook of being "accomplices for misleading the American people with money from god-knows where."4 She went on to say “the Facebook business model is strictly to make money. They don't care about the impact on children, they don't care about truth, they don't care about where this is all coming from, and they have said even if they know it's not true they will print it… All they want are their tax cuts and no antitrust action against them… They have been very irresponsible… I think their behavior is shameful.”5

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2 https://www.wsj.com/articles/mark-zuckerberg-asserts-control-of-facebook-pushing-aside-dissenters-11588106984

3 https://www.usatoday.com/story/tech/2020/01/19/facebook-nancy-pelosi-joe-biden-democrats-social-media/4519007002/

4 https://www.cnn.com/2020/01/17/tech/democrats-facebook-war/index.html

5 https://thehill.com/policy/technology/478600-pelosi-says-facebooks-irresponsible-behavior-intentionally-misleading

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Or as rising star Pete Buttigieg said, "And that’s the problem with Facebook. No one company and no one person should have the kind of power that they’ve accumulated."6

Republican Senator Josh Hawley has also leveled harsh criticism: “Google, YouTube, Facebook — they will do nothing until they are forced to actually behave in a responsible way… In the meantime, they misdirect, they obfuscate, and they sometimes outright lie.”7

Escalating Investigations

Dozens of states, led by New York, are investigating Facebook for anti-trust violations. These states, composed of both Democrats and Republicans, are examining Facebook’s size, wealth, market power, handling of consumer data, ad-targeting practices and their role as gatekeepers of communication.8 In November, California’s attorney general announced he was investigating Facebook’s privacy practices and accused the company of not cooperating.9

4. State Treasurers and other Shareholder Statements in support of Independent Board Chair

•	“Now is the time for change,” said Illinois State Treasurer Michael Frerichs. “Facebook’s independent investors agree that it’s time for the company to separate the Board Chair and CEO roles. Right now, Mr. Zuckerberg is both Board Chair and CEO, serving as his own boss, and clearly it’s not working. The Board needs to be led by a strong, independent voice tasked to provide real oversight over management, address governance failings, help restore trust in the company, and better protect shareholders’ interests. We hope the company will use this as an opportunity to take a decisive step toward building a more successful, sustainable company for the long-term.”

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6 https://www.nytimes.com/interactive/2020/01/16/opinion/pete-buttigieg-nytimes-interview.html. See also, Senator Michael Bennett in https://www.vox.com/recode/2020/2/24/21147428/facebook-2020-elections-misinformation-senator-michael-bennet-letter-zuckerberg; Facebook's rising Democrat problem Axios, https://www.axios.com/facebook-2020-problem-democrats-f699c93e-1984-47d1-9db0-edd50ed6de87.html; Democrats are fed up with Facebook Vox https://www.vox.com/recode/2020/1/30/21115324/facebook-democrats-political-ads-mark-zuckerberg-joe-biden; Facebook’s Relationship With Democrats Hits a Low Point The Wall Street Journal https://www.wsj.com/articles/facebooks-relationship-with-democrats-hits-a-low-point-11580380202; George Soros https://www.nytimes.com/2020/01/31/opinion/soros-facebook-zuckerberg.html

“I repeat and reaffirm my accusation against Facebook under the leadership of Mr. Zuckerberg and Ms. Sandberg. They follow only one guiding principle: maximize profits irrespective of the consequences. One way or another, they should not be left in control of Facebook.”

7 https://www.vox.com/recode/2019/10/29/20932064/senator-josh-hawley-tech-facebook-google-mark-zuckerberg-missouri

8 https://www.nytimes.com/2019/09/09/technology/google-antitrust-investigation.html

9 https://www.nytimes.com/2019/11/06/technology/facebook-california-investigation.html

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Please DO NOT send us your proxy card as it will not be accepted.

•	“There is no check-and-balance at Facebook without an independent board chair – and Mark Zuckerberg’s unilateral grip as both CEO and Board Chair must end,” said New York City Comptroller Scott M. Stringer. “Facebook’s unrelenting turmoil shows why independence and accountability matter – and why power should not be consolidated around one person. Outside shareholders have sounded the alarm on the need for real oversight and governance reforms, and it’s time for Facebook to listen.”

•	“As long-term shareholders, we remain concerned by inadequate board governance at Facebook,” said Rhode Island General Treasurer Seth Magaziner. “Adopting an independent board chair structure, with appropriate checks and balances, is an important step toward addressing Facebook’s ongoing controversies and rebuilding the public’s trust.”

•	Connecticut Treasurer Shawn T. Wooden said: “Facebook's board of directors has been a revolving door of independent oversight. With several directors coming on and leaving in recent years, the necessity of effective and consistent board oversight of company management is critically needed. Simply put: Mark Zuckerberg as Board Chair cannot manage Mark Zuckerberg as CEO, and the heightened public scrutiny of the company's missteps are proof of that. Shareholders should rightly expect that the board will hold Facebook's executives accountable."

•	“Time has shown the wisdom of the majority of Facebook’s outside shareholders in calling for an independent board chair,” said Jonas D. Kron, SVP, Trillium Asset Management. “Morgan Stanley, T. Rowe Price, Fidelity Investments, Dimensional Funds, Neuberger Berman Schwab, Invesco, and Legg Mason should seriously reconsider their position on the proposal and how they will vote at the 2020 Annual Meeting.”

•	“Facebook’s lack of an independent board empowers one person who has proven time and again disregard for basic decency in pursuit of advertising dollars,” said Andrew Behar, CEO of As You Sow, a non-profit co-filing the resolution. “The lack of oversight has enabled decisions allowing child pornography, hate speech, self-endangerment related to COVID-19, organizing against the U.S. government, and foreign attacks on democracy. Clearly the regime run by Mr. Zuckerberg is answerable to no one and is a material threat to shareholders and civil society.”

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Please DO NOT send us your proxy card as it will not be accepted.

•	Facebook has been plagued with controversy and missteps for years, with no accountability for its mistakes,” said Pennsylvania State Treasurer Joe Torsella. “Mark Zuckerberg has a responsibility both to Facebook’s shareholders and to its 2 billion users, to accept greater accountability for this platform by allowing an independent chair to take the reins of the board. An independent chair would provide the check on management that Facebook has desperately needed for far too long, while restoring public trust and improving shareholder value.”

Pending Question:

Major institutional investors, including Vanguard, Blackrock, MFS, AllianceBernstein, American Funds, BNY Mellon, Goldman Sachs, John Hancock, JPMorgan, Putnam, and State Street voted in support of an independent board chair to lead Facebook in 2019. In contrast, Morgan Stanley, T. Rowe Price, Fidelity Investments, Dimensional Funds, Neuberger Berman, Schwab, Invesco, and Legg Mason, voted in 2019 in line with management’s recommendation to support Mr. Zuckerberg’s unified power as both CEO and Chair of the company’s board. How will those funds vote on May 27th 2020?

CONTACTS:

Paris Ervin, Illinois

217.524.5749

PErvin@illinoistreasurer.gov

Evan England, Rhode Island

401.222.2240

evan.england@treasury.ri.gov

Hazel Crampton-Hays, New York City

917.594.2318

hcrampt@comptroller.nyc.gov

Jonas Kron, Trillium Asset Management

413.522.2899

jkron@trilliuminvest.com

Andy Behar, As You Sow

510.735.8151

abehar@asyousow.org

Gabrielle Farrell, Connecticut

860.702.3245

Gabrielle.Farrell@ct.gov

Ashley Mathews, Pennsylvania

717-585-7303

amatthews@patreasury.gov

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

About the Illinois Treasurer

As Illinois State Treasurer, Frerichs is the state’s Chief Investment and Banking Officer and actively manages approximately $30 billion. The portfolio includes $13 billion in state funds, $11 billion in college savings plans and $6 billion on behalf of local and state governments. The investment approach is cautious to ensure the preservation of capital and returns $42 to the state for every $1 spent in operations. Frerichs’ office protects consumers by safeguarding more than $3 billion in unclaimed property, encouraging savings plans for college or trade school, increasing financial education among all ages, assisting people with disabilities save without losing government benefits, and removing barriers to a secure retirement. The Treasurer’s Office predates Illinois incorporation in 1818. Voters in 1848 chose to make it an elected office.

About the Rhode Island Treasurer

Seth Magaziner is General Treasurer of the State of Rhode Island where he is working to restore financial stability and expand economic opportunity for all Rhode Islanders. Since taking office in January 2015, Seth has used the office to help create jobs, strengthen the state’s $8.4 billion pension fund, and ensure all public servants have the dignity of a stable and secure retirement. Under Treasurer Magaziner’s leadership, the Rhode Island Treasury has become a national leader in transparency, launched the Rhode Island Infrastructure Bank, and developed a Back to Basics investment strategy to provide better performance and less risk to the state’s pension fund.

About the Connecticut Treasurer

Shawn T. Wooden is the State Treasurer for the State of Connecticut, where he is focused on strengthening Connecticut’s economy and the financial wellbeing of families and businesses in the state. As principal fiduciary for Connecticut’s six State pension and nine State trust funds, Treasurer Wooden is responsible for prudently managing the more than $34 billion in assets for approximately 194,000 teachers, state and municipal employees, and retirees who are pension plan participants and beneficiaries as well as academic programs, grants, and initiatives throughout the state. Learn more here.

About the Pennsylvania Treasurer

Joseph M. Torsella was sworn in as Treasurer of the Commonwealth of Pennsylvania on January 17, 2017. From Philadelphia’s City Hall to the National Constitution Center to the halls of the United Nations, his work is a reflection of his public service and leadership, which has earned him a reputation as a voice of purpose, honor and vision. Torsella is committed to building a better future for Pennsylvania by acting as a responsible steward of taxpayer dollars, improving transparency, and expanding financial opportunities for Pennsylvanians. Raised in Berwick, Pa., Torsella is a graduate of Wyoming Seminary preparatory school and an honors graduate of the University of Pennsylvania, Phi Beta Kappa, with a degree in economics and history. He studied American History at New College, Oxford, as a Rhodes Scholar. He lives in Flourtown with his wife Carolyn, and they are proud parents to four children.

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About the New York City Comptroller

As Comptroller of the City of New York, Scott M. Stringer is the investment advisor to, and custodian and a trustee of, the New York City Pension Funds (the “NYC Funds”) responsible for protecting the retirement security of over 700,000 New Yorkers. The NYC Funds are the fourth largest pension fund system in the country with over $200 billion in assets under management. Learn more here.

About Trillium Asset Management

Trillium Asset Management is an employee-owned investment management firm with approximately $3 billion in assets under management. Trillium integrates Environmental, Social, and Governance (ESG) factors into the investment process as a way to identify the companies best positioned to deliver strong long-term performance. Founded in 1982, Trillium has a long history of managing equity and fixed income portfolios for individuals, foundations, endowments, religious organizations, other non-profits, financial advisors and their clients. A leader in shareholder advocacy and public policy work, Trillium leverages the power of stock ownership to promote social and environmental change while providing both impact and performance to our investors - trilliuminvest.com.

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IMPORTANT NOTICE:   The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the authors. To vote your proxy, please follow the instructions on your proxy card.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.